Bicapital Corporation

Samuel Lewis Avenue and 57th Street

Obarrio

Panama City, Panama

T (507) 396-9852

September 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7553

Attn: Era Anagnosti, Legal Branch Chief

Re:	Bicapital Corporation

Withdrawal Request to the Registration Statement on Form F-1 (File No. 333-204429)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bicapital Corporation, a company organized under the laws of the Republic of Panama (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1, as amended (File No. 333-204429) (the “Registration Statement”).

The Company has determined not to proceed with the initial public offering contemplated by the Registration Statement, and confirms that no securities were sold in connection with the offering described in the Registration Statement.

The Company further requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this request, please do not hesitate to contact Jorge U. Juantorena of Cleary Gottlieb Steen & Hamilton LLP at jjuantorena@cgsh.com or +1-212+225-2758.

Sincerely,

BICAPITAL CORPORATION

By:	/s/ Luis Fernando Prado
Name: Luis Fernando Prado
Title: International Division Manager, Authorized Officer

cc: Jorge U. Juantorena, Cleary Gottlieb Steen & Hamilton LLP